

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2011

Kenneth Bosket
Chief Executive Officer
Crown Equity Holdings Inc.
5440 West Sahara, Suite 205
Las Vegas, NV 89146

> **Re: Crown Equity Holdings Inc.**
> **Amendment No. 1 to Form 10-K**
> **for the Fiscal Year Ended December 31, 2009**
> **Amendment No. 1 to Form 10-Q**
> **for Fiscal Quarter Ended March 31, 2010**
> **Amendment No. 2 Form 10-Q**
> **for Fiscal Quarter Ended June 30, 2010**
> **Amendment No. 1 Form 10-Q**
> **for Fiscal Quarter Ended September 30, 2010**
> **Filed December 14, 2010**
> **File No. 000-29935**

Dear Mr. Bosket:

We have reviewed your response letter dated December 13, 2010 and amended filings and have the following comments.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note the penultimate paragraph of your response letter; however, an authorized company representative must directly provide the Tandy representations. The company should submit on EDGAR a separate letter from an authorized representative of the company including the Tandy representations.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources

2. We note your revisions and response to comment eight in our letter dated November 18, 2010. Please explain to us why cost of revenues was only $2,805 on revenues of $659,907. You disclose that cost of revenue was $2,805 due to you providing services and you do not have inventory or product costs. The fact that you provide services and not products does not explain why your cost of revenues is insignificant. Further, your description of the nature of services provided by contractors as services which enabled the Company to produce revenues for the year does not provide meaningful insight into what type of services the contractors provided. For example only, contractors could have provided services such as web design, web maintenance, or solicitation of customers.

3. We note your revisions and response to comment nine in our letter dated November 18, 2010; however, we do not note where you have expanded your discussion to address the impact on your liquidity of accepting restricted securities as payment for services rendered. Please advise us specifically where you have addressed this matter or show us what your revised disclosure will look like.

Item 8.   Financial Statements

Statement of Stockholder's Equity

4. We note your revisions and response to comment 24 in our letter dated November 18, 2010 as well as the disclosure added under Note 5 in response to comment 34. Please explain to us why stock was issued at greater than market value to related parties if your policy is to value stock issued based on the closing price of the stock.

Note 1 – Nature of Business and Summary of Accounting Policies

Revenue recognition

5. We note your revisions and response to comment 28 in our letter dated November 18, 2010. You state service revenue is recognized when the service is completed; however, you do not describe the type of the services and how they are provided. Please disclose the type, the nature and the terms of the revenue earning process with respect to each service. Refer to FASB ASC 235-10-50 for additional guidance. Show us what your revised disclosure will look like.

6. We note your revisions and response to comment 31 in our letter dated November 18, 2010; however, it is not clear why your disclosure for non-cash transactions indicates only $62,000 in securities were received or that there was a change from 2008 of $(106,597) given there were no restricted securities as of December 31, 2008. Please provide us a reconciliation of your restricted securities activity in 2009 showing securities received and gross revenues recognized from non-monetary transactions, securities sold and any other activity such as unrealized gain or loss etc. to derive the balance of $204,500 as of December 31, 2009. Further, please provide us a similar reconciliation for the period December 31, 2009 to September 30, 2010 for both restricted securities and marketable securities. We may have further comment.

Marketable Securities

7. We note your revisions and response to comment 32 in our letter dated November 18, 2010. Please revise future filings to disclose the method and significant assumptions used to estimate the fair value of your marketable securities when acquired. Clarify your disclosure to explain the meaning of "acquiring value." Refer to FASB ASC 825-10-50-10. Show us what your revised disclosure will look like.

Note 5 – Common Stock

8. We note your revisions and response to comment 34 in our letter dated November 18, 2010. As indicated in FASB ASC 505-50-50-1, please provide disclosures similar to those required by paragraphs 718-10-50-1 through 50-2 including, but not limited to, the requisite service period(s) and any other conditions including those related to vesting. Show us what your revised disclosure will look like.

Note 8 – Restricted Securities

9. Please explain to us your relationships with your customers and why FASB ASC 718 applies to your accounting for equity instruments issued to you in exchange for consulting services.

Item 10.   Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act.

10. We note your response to comment 13 in our letter dated November 18, 2010 and the related revisions in your filing. It does not appear that you have made the stated revisions to discuss *each* director's specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please see Item 401(e)(1) of Regulation S-K.

Item 11. Executive Compensation

11. We note your response to comment 15 in our letter dated November 18, 2010 and the related revisions in your filing. Please provide the cash and equity compensation information for each of your executive officers in the tabular format specified in Items 402(n) and 402(p) of Regulation S-K. For Mr. Onoue, please provide his director compensation information in the tabular format specified in Item 402(r) of Regulation S-K. Please also specify the aggregate grant date fair value of all restricted stock awards computed in accordance with FASB ASC Topic 718. Please see Items 402(n)(2)(v) and 402(r)(2)(iii) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions

12. We note your response to comment 20 in our letter dated November 18, 2010 that the disclosure required by Item 407(a) of Regulation S-K has been provided. Please tell us where this disclosure is located or revise.

Item 13. Exhibits and Reports on Form 8-K

13. We note your response to comment 21 in our letter dated November 18, 2010 and the related revisions in your filing. Please revise your exhibit list to incorporate by reference those exhibits required by Item 601(b)(3) of Regulation S-K.

14. We note your response to comment 22 in our letter dated November 18, 2010 and the related revisions in your filing. Please file Exhibit 10.6 or add a footnote indicating where this contract has been previously filed.

Signatures

15. Please revise to provide the correct date on which this Form 10-K was signed.

Exhibit 31.1

16. Please revise your certifications for both Messrs. Bosket and Holden to include the correct date on which they were signed and indicate in paragraph 1 that the statement refers to the amendment to Form 10-K. This comment also applies to Exhibits 31.1 filed with your amended Form 10-Qs for the periods ending March 31, 2010, June 30, 2010 and September 30, 2010.

Kenneth Bosket
Crown Equity Holdings Inc.
January 11, 2011
Page 5

 You may contact Donna Di Silvio at (202) 551-3575 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Attorney Advisor, at (202) 551-3535, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief